Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3400; FAX (916) 795-3330

The Home Depot, Inc.’s Annual Meeting of Shareholders is scheduled to be held on May 25, 2006.

Proposal 3 in the Home Depot proxy urges the board of directors to adopt a policy that shareowners be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation Committee set forth in the proxy statement. An advisory vote will allow shareowners to have a voice in the executive compensation practices of Home Depot while not directly affecting the board’s ability to set compensation policy. (See attached for full text of the proposal.)

Compensation programs are one of the most powerful tools available to a company to align key employee interests with the long-term interests of shareowners. CalPERS believes that a shareowner advisory vote of the annual compensation committee report is an effective mechanism to enhance transparency in setting executive pay, improve accountability to shareowners, and to more effectively link pay and performance.

As one of the largest shareowners of Home Depot, CalPERS urges you to vote FOR Proposal 3. We believes such a vote may compel the board to reexamine its compensation practices and act accordingly in cases where Home Depot’s compensation packages may be excessive.

•	Both ISS and Glass Lewis are recommending that shareowners support this proposal.

We urge you to support this important initiative by voting For Proposal 3. Please refer to the proxy statement for more information or call The Altman Group, Inc. at (201) 460-1200 who is assisting us with this effort if you have any questions or need assistance in voting your shares.

Sincerely,

        Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

SHAREHOLDER PROPOSAL REGARDING COMMITTEE REPORT

(ITEM 3 ON THE PROXY CARD)

A shareholder has informed the Company that it intends to present the following proposal at the Meeting. The Company will provide its shareholders with the proponent's name and address and the number of shares of Company common stock held by the proponent promptly upon receipt of an oral or written request.

RESOLVED, that stockholders of The Home Depot, Inc. ("Home Depot") urge the board of directors to adopt a policy that Home Depot stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Home Depot's management, to approve the report of the Leadership Development and Compensation Committee set forth in the proxy statement. The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory; will not affect any person's compensation; and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

SUPPORTING STATEMENT

In our view, senior executive compensation at Home Depot has been excessive in recent years. In each of the last three years, CEO Robert Nardelli has been paid a base salary of more than $1,800,000, well in excess of the IRS cap for deductibility of non-performance-based compensation. His bonus in each of those years has been at least $4,000,000, and he was awarded restricted stock valued at over $8,000,000 in 2002, 2003 and 2004. Mr. Nardelli has also received a disturbingly large amount of compensation in form of "loan forgiveness" and tax gross-ups related to that forgiveness, which totaled over $3,000,000 in each of the past three years.

We believe that the current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote isn't binding, but allows stockholders a clear voice which could help reduce excessive pay. U.S. stock exchange listing standards do require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing input on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are also broad and do not constrain compensation committees in setting performance targets for particular executives. Withholding votes from compensation committee members who are standing for reelection is a blunt instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Home Depot's board to allow stockholders to express their opinion about senior executive compensation practices by establishing an annual referendum process. The results of such a vote would, we think, provide Home Depot with useful information about whether stockholders view the company's compensation practices, as reported each year in the Leadership Development and Compensation Committee Report, to be in stockholders' best interests.

We urge stockholders to vote for this proposal.

California Public Employees’ Retirement System
Lincoln Plaza - 400 P Street - Sacramento, CA 95814